SE 05038253 MISSION

Washington, D.C.

RECD S.E.C.

FEB 2 8 2005

526

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 29983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Warfield Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue, Suite 1401
(No. and Street)

New York (City) | New York (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas R. Warfield (212) 319-6755
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Myer, Greene & Degge
(Name – *if individual, state last, first, middle name*)

P.O. Box 930 (Address) | Pearl River, (City) | NY (State) | 10965 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas R. Warfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Warfield Associates, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY T. BARKER
Notary Public, State of New York
No. 01BA5016820
Qualified in Rockland County
Commission Expires 8/23/05

Mary T. Barker
Notary Public

Signature

~~Chairman~~/President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WARFIELD ASSOCIATES, INC.

I N D E X

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

JAMES CULLEN
KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Stockholder of
Warfield Associates, Inc.

We have audited the accompanying statement of financial condition of Warfield Associates, Inc. as of December 31, 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of Warfield Associates, Inc. as of and for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary data is presented for purposes of additional anaylsis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Myer, Greene + Degge

MYER, GREENE & DEGGE

Dated at New York: January 31, 2005

EXHIBIT A

WARFIELD ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2004

ASSETS

Cash and cash equivalents (Notes 1D and 3)	$110,224
Accounts receivable	275,107
Receivable from brokers, dealers and clearing organizations (Note 3)	35,457
Due from officer	321
Prepaid expenses	10,459
Fixed assets - net (Notes 1C and 4)	36,819
Deposits	15,000
Securities not readily marketable (Note 2)	3,300
TOTAL ASSETS	$486,687

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 30,467
Profit sharing plan contribution payable (Note 8)	36,161
Payroll tax liabilities	10,129
Income taxes payable (Note 5)	6,500
Total Liabilities	83,257
Commitments and contingencies (Note 7)	-
Stockholder's equity - Schedule 1	403,430
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$486,687

The accompanying notes are an integral part of the financial statements.

EXHIBIT A
SCHEDULE 1

WARFIELD ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock (1)						
	Issued		In Treasury		Paid in	Retained	
	Shares	Amount	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2004	20	$2,000	(9)	$(30,000)	$ 148,329	$ 147,978	$ 268,307
Cancellation of Treasury Stock	(9)	-	9	30,000	(30,000)	-	-
Stock Split (Note 12)	82	-	-	-	-	-	-
Issurance of Common Stock (Note 13)	7	-	-	-	80,297	-	80,297
Net Income	-	-	-	-	-	54,826	54,826
Distribution of Subchapter S Corporation Earnings	-	-	-	-	-	-	-
BALANCE, DECEMBER 31, 2004	100	$2,000	-	$ -	$ 198,626	$ 202,804	$ 403,430

(1) No par value, 200 shares authorized, 100 shares issued and 100 shares outstanding (Note 12). Treasury stock is reflected at cost.

The accompanying notes are an integral part of the financial statements.

EXHIBIT B

WARFIELD ASSOCIATES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

	Amount	Percent To Total Revenue
REVENUES (Note 1B)		
Advisory fees	$ 1,142,835	66.21
Commissions	582,793	33.76
Interest, dividends & other income	579	0.03
Total Revenue	1,726,207	100.00
EXPENSES		
Employee compensation	1,083,443	62.77
Rent, utilities & other occupancy costs (Note 7)	189,101	10.96
Professional fees	92,718	5.37
Insurance and fringe benefits	55,280	3.20
Payroll taxes	52,004	3.01
Profit sharing plan (Note 8)	45,708	2.65
Telephone, trading and research services	39,066	2.26
Dues, subscriptions, licenses and registrations	33,265	1.93
Office supplies and general expenses	21,134	1.22
Auto and travel	18,423	1.07
Depreciation (Note 1C)	6,445	0.37
Meals and entertainment	6,025	0.35
Repairs and maintenance	1,969	0.11
Marketing and advertising	1,385	0.08
Bank charges	1,279	0.07
Charitable contributions	500	0.03
Broker errors	295	0.02
Miscellaneous	276	0.02
Total Expenses	1,648,316	95.49
INCOME BEFORE INCOME TAX PROVISION	77,891	4.51
CURRENT INCOME TAX PROVISION (Note 5)		
Local	22,315	1.29
State	750	.04
NET INCOME	$ 54,826	3.18

The accompanying notes are an integral part of the financial statements.

EXHIBIT C

WARFIELD ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 54,826	
Adjustments to reconcile net income to cash provided by operations:		
Depreciation	6,445	
Decrease (increase) in operating assets:		
Accounts receivable	(142,281)	
Receivable from brokers, dealers and clearing organizations	(20,723)	
Due from officer	(321)	
Prepaid expenses	24,086	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	9,788	
Profit sharing plan contribution payable	(7,405)	
Payroll tax liabilities	10,129	
Income taxes payable	6,500	
Cash (Applied To) Operations		$(58,956)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets	(16,862)	
Cash (Applied To) Investing Activities		(16,862)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contributions	80,297	
Distribution of Subchapter S Corporation Earnings	-	
Cash Provided By Financing Activities		80,297
INCREASE IN CASH AND CASH EQUIVALENTS		4,479
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		105,745
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 1D)		$ 110,224

The accompanying notes are an integral part of the financial statements.

WARFIELD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A *The Company:* Warfield, Banfield & Co., Inc (The Company), was incorporated on March 8, 1983 under the laws of the State of New York to carry on a general investment and management advisory business. On May 11, 1987, the Company changed its name to Warfield Associates, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

B *Revenue:* Transactions for the Company's accounts in securities, short-term money market instruments and related revenue and expense are principally recorded on a trade-date basis. For purposes of determining the realized gain or loss on a sale, the cost of securities sold is based on a first in, first out method unless shares are otherwise specifically identified. Dividends are recorded on the ex-dividend date and interest income is accrued as earned.

C *Fixed Assets:* Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using accelerated and straight line methods over the estimated useful lives of the assets. Expenditures that materially increase the life of the related assets are capitalized. Expenditures for maintenance and repairs are charged to operations.

D *Statement of Cash Flows:* For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of 3 months or less.

NOTE 2--INVESTMENT IN SECURITIES

Securities not readily marketable include certain restricted securities which cannot be sold at this time. These investments are stated at quoted market values, if available. Otherwise, they are reported at an estimated value as determined by management.

NOTE 3--CREDIT RISK CONCENTRATION

The Company maintains its cash in bank and clearing organization deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

The entire balance of receivables due from brokers, dealers and clearing organizations is attributable to a single clearing organization.

WARFIELD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

NOTE 4--FIXED ASSETS

As of December 31, 2004 fixed assets consisted of the following:

Office equipment	$ 68,486
Furniture and fixtures	34,778
Transportation equipment	20,331
Leasehold improvements	16,173
	139,768
Less: Accumulated depreciation	(102,949)
NET TOTAL	$ 36,819

NOTE 5--INCOME TAXES

The Federal income taxes on the net income for the year are payable personally by the shareholders pursuant to an election under Internal Revenue Code Section 1362(a) to be taxed as a small business corporation. In addition, the Company has elected, pursuant to Section 660 of Article 22 of the New York State tax law, to be taxed as a small business corporation. However, the Company is liable to New York City for local income taxes.

The Company's effective income tax rate is different than what would be expected if the local statutory rates were applied to income from continuing operations primarily because the Company uses different accounting methods for financial reporting and tax reporting purposes, expenses deductible for financial reporting purposes that are not deductible for tax purposes, and the fact that New York City does not recognize subchapter S corporations.

NOTE 6--NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. At December 31, 2004, the Company had net capital, as defined, of $60,654, which was $55,654 in excess of its regulatory requirements.

WARFIELD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

NOTE 7--COMMITMENTS AND CONTINGENCIES

Effective November 2002, the Company entered into a lease agreement for the rental of their New York City facilities. The term of the lease expires on June 30, 2008. The lease calls for base rents, including electric, starting at $11,492 per month and increasing periodically up to $16,726 per month. Commencing July 1, 2003, through the expiration date, the Company will be responsible for an additional electrical inclusion factor of $8,208 per annum. In addition, the Company is also responsible for real estate tax escalation clauses.

Miniumum future payments required under the above agreement for the next four years are as follows:

2005	$202,000
2006	205,000
2007	209,000
2008	105,000
	$721,000

NOTE 8--PROFIT SHARING PLAN

The Company sponsors a profit sharing plan that covers substantially all employees. Contributions to the plan are based on management's discretion and contributions are determined using a percentage of the participating employees' salaries for 2004. The amount of profit sharing expense charged to operations was $45,708.

Effective December 31, 2004, this plan was terminated and the applicable assets were transferred to individual retirement accounts.

NOTE 9--RELATED PARTY TRANSACTIONS

During 2004, the Company received approximately $194,282 of advisory fees from a joint venture of which the Company's Chief Executive Officer and majority shareholder is a general partner. At December 31, 2004, the balance due from the joint venture included in accounts receivable amounted to $18,034.

WARFIELD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

NOTE 10--SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and income taxes are as follows:

Interest	$ -
Income taxes	6,565

NOTE 11--USE OF ESTIMATES

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 12--STOCK SPLIT

Effective January 1, 2004, the Company issued 82 common shares reflected in an 8.4545-to-one stock split on the 11 authorized, issued and outstanding shares as of December 31, 2003.

NOTE 13--STOCK PURCHASE AGREEMENT

Effective January 1, 2004, the Company entered into an agreement with its stockholders whereby, under certain conditions, upon the death, disability or termination of a stockholder, the Company and/or the remaining shareholders are obligated to purchase all of the former stockholder's outstanding shares. The purchase price is determined based on a formula provided in the agreement. The obligation is required to be paid with at least 50% due at the closing and the remaining balance being paid in equal monthly installments over a period of 9 months. This agreement also provides for the voluntary transfer of shares under the same general terms and conditions.

WARFIELD ASSOCIATES, INC.

SUPPLEMENTAL DATA

WARFIELD ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

Total stockholders' equity		$ 403,430
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other allowable credits		-
Total capital and allowable subordinated liabilities		403,430
Deductions and/or charges:		
Total nonallowable assets	341,006	
Other deductions or charges	-	
Other additions or credits	-	(341,006)
Net capital before haircuts on security positions		62,424
Haircuts on trading and investment securities		(1,770)
Undue concentration on trading and investment securities		-
Net capital		60,654
Computation of net capital requirement:		
Minimum net capital required		5,000
EXCESS NET CAPITAL		$ 55,654

Reconciliation (pursuant to Paragraph (d)(4) of Rule 17a-5) with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2004):

Net capital, as reported in Part II of the Company's FOCUS Report	$ 76,941
Difference due to adjustments to net income and certain reclassifications	(16,287)
NET CAPITAL PER ABOVE	$ 60,654

WARFIELD ASSOCIATES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

EXEMPTION UNDER SECTION (k)(2)(ii) HAS BEEN CLAIMED

All customer transactions are cleared through National Financial Services, LLC, on a fully disclosed basis, which files financial statements with the Securities and Exchange Commission pursuant to Rule 17a-5.

WARFIELD ASSOCIATES, INC.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

JAMES CULLEN
KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Stockholder of
Warfield Associates, Inc.

In planning and performing our audit of the financial statements of Warfield Associates Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and

procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

MYER, GREENE & DEGGE

Dated at New York: January 31, 2005